

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

November 22, 2010

Timothy E. Conver
Chief Executive Officer and President
AeroVironment, Inc.
181 W. Huntington Drive, Suite 202
Monrovia, CA 91016

> **Re:** **AeroVironment, Inc.**
> **Form 10-K**
> **Filed June 25, 2010**
> **File No. 001-33261**

Dear Mr. Conver:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director